NewAlliance Bancshares

Investor Presentation

May 2009

Disclaimer & Forward-Looking Statements

Statements in this document and presented orally at the conference, if any, concerning future results, performance, expectations or intentions are forward-looking statements. Actual results, performance or developments may differ materially from forward-looking statements as a result of known or unknown risks, uncertainties and other factors, including those identified from time to time in the Company's filings with the Securities and Exchange Commission, press releases and other communications. Actual results also may differ based on the Company's ability to successfully maintain and integrate customers from acquisitions.

The Company intends any forward-looking statements to be covered by the Litigation Reform Act of 1995 and is including this statement for purposes of said safe harbor provisions. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this news release. Except as required by applicable law or regulation, the Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances that occur after the date as of which such statements are made.

The Company's capital strategy includes deployment of excess capital through acquisitions. The Company's results reported above reflect the impact of acquisitions completed within the periods reported. Past and future acquisitions are expected to continue to impact the Company's results in future periods.

Discussion Topics

- Company Profile and Business Focus
- Key 2009 Business Priorities
- Highlights of First Quarter 2009
- Credit Quality
- Organizational Strengths

Company Profile

NewAlliance is a regional community bank with a significant southern New England presence. As of March 31, 2009:

- Approximately $8.5 billion in assets and $4.7 billion in deposits;
- 89 branches in Connecticut and Massachusetts;
- Among banks headquartered in New England, ranked 4th by asset size and ranked 3rd by market capitalization;
- Balance sheet growth driven by strong sales culture and acquisitions;
- Strong credit quality with total delinquencies (30 days +) of 1.33%;
- Strong capital -- Tier 1 risk based capital ratio of 18.88%.

Building the NewAlliance Franchise


Boston
New York City

Executive Management Team

Name	Title	Years in Industry	Prior Experience
Peyton R. Patterson	Chairman & Chief Executive Officer	27	Dime Bancorp (NY) Chemical Bank/Chase Manhattan (NY) CoreStates Financial Corp. (PA)
C. Gene Kirby	President	24	SunTrust Bank (GA)
Merrill B. Blanksteen*	Executive Vice President, Chief Financial Officer & Treasurer	33	American Savings Bank (FL) AmeriFirst Bank (FL)
Gail E.D. Brathwaite	Executive Vice President & Chief Operating Officer	30	Dime Bancorp (NY)
Donald T. Chaffee*	Executive Vice President & Chief Credit Officer	37	Dime Bancorp (NY) Chase Manhattan Bank (NY)
Diane L. Wishnafski	Executive Vice President, Consumer & Business Services	34	Dime Savings Bank of Wallingford (CT) First Bank (CT) Connecticut Bank & Trust Co. (CT)
Mark Gibson	Executive Vice President Chief Marketing Officer	25	BBVA/Compass Bank (AL) John Ryan Company (CT)
Koon-Ping Chan	Executive Vice President & Chief Risk Officer	31	Dime Bancorp (NY) Chase Manhattan Bank (NY)

*M. Blanksteen to retire on 5/29/09; D. Chaffee to become interim CFO

NewAlliance History

Key Acquisitions (Dollars in Millions)

Announced Date	Target	Company Type	Key Markets[1]	Deal Value	Total Assets
18-Jul-2006	Westbank Corporation	Bank	Springfield, MA Willimantic, CT Worcester, MA	$117	$822
12-Apr-2005	Cornerstone Bancorp	Bank	Bridgeport-Norwalk-Stamford, CT Hartford, CT New Haven-Milford, CT	48	212
08-Mar-2005	Trust Company of Connecticut	Trust Company	Hartford, CT Willimantic, CT New Haven-Milford, CT	72	421
15-Jul-2003	Alliance Bancorp of New England	Thrift	Hartford, CT New Haven-Milford, CT	72	421
15-Jul-2003	Connecticut Bancshares	Thrift	Hartford, CT Willimantic, CT	603	2,555

[1] Based on the target's top MSAs by deposit market share at the time of the transaction.

Key 2009 Business Priorities

NewAlliance entered 2009 with a strong balance sheet and healthy capital levels. This placed us at a competitive advantage to grow the franchise and to focus on the core earnings of the company.

Priorities:

1. Strengthen the margin
2. Build "core" fee income momentum
3. Maintain flat expenses
4. Aggressively manage credit quality
5. Seize opportunities to grow the franchise

Consolidated Statements of Income

(Dollars in millions, unaudited)	Three Months Ended March 31, 2009	December 31, 2008	March 31, 2008
Interest and dividend income	$ 94.8	$ 98.7	$ 102.2
Interest expense	46.8	50.9	56.2
Net interest income before provision	48.0	47.8	46.0
Provision	4.1	3.8	1.7
Net interest income after provision	43.9	44.0	44.3
Total non-interest income	14.3	12.3	15.6
Total non-interest expense	40.4	41.6	42.2
Income before income taxes	17.8	14.7	17.7
Income tax provision	6.2	5.1	4.8
Net income	$ 11.6	$ 9.6	$ 12.9
Basic and Diluted EPS	0.12	0.10	0.13
Net interest margin	2.58%	2.59%	2.56%

Highlights of First Quarter 2009

Priority #1

Strengthen the Margin

Performance Against Goals – Linked Quarter Basis

- Loan originations up $180 million (+82%)
- Loans outstanding down $30 million (-0.3%)
- Total deposits up $214 million (+5%)
- Core deposits up $310 million (+12%)
- Cost of deposits down 31 bps
- Net Interest Margin 2.58%, down 1 bp despite loss of FHLB dividend (4bps)

Quarterly Loan Originations



500
400
300
200
100
0
$ in Millions
494.47
300.66
58.95
27.78
107.08
290.27
153.40
29.13
34.08
73.66
296.25
139.51
35.87
44.25
76.62
216.80
84.64
37.03
38.92
56.21
396.00
288.11
28.47
13.47
65.95
03/08
06/08
09/08
12/08
03/09
Residential Originations
C&I Originations
CRE Originations
Consumer Originations

➢Up 36% from 1Q ’08

Quarter End Loan Balances


6,000
5,000
4,000
3,000
2,000
1,000
0
$ in Millions
4,758.95
4,949.47
4,953.48
4,962.79
4,932.75
454.46
473.15
460.00
458.95
441.81
1,198.10
1,213.88
1,206.67
1,220.81
1,217.93
692.09
709.38
729.85
737.01
740.31
2,414.30
2,553.06
2,556.96
2,546.02
2,532.70
03/08
06/08
09/08
12/08
03/09
C&I
Commercial Mortgages
Consumer
Residential

➢Up 4% from 1Q '08

Quarter End Deposit Balances


$ in Millions
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
4,257.61
4,331.00
4,406.95
4,447.83
4,662.16
484.38
500.67
497.75
494.98
494.41
405.67
391.95
356.16
368.73
359.60
494.84
427.17
344.68
346.52
477.57
1,126.79
1,349.14
1,402.87
1,463.34
1,651.87
1,745.93
1,662.07
1,805.49
1,774.26
1,678.71
03/08
06/08
09/08
12/08
03/09
Non-Interest Checking
Checking with Interest
Money Market
Savings
Time

➢Up 9% from 1Q '08

Deposit Pricing Trends

Weighted average cost of total deposits for the month



3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
3.08%
2.68%
2.29%
2.22%
2.24%
1.97%
12/07
03/08
06/08
09/08
12/08
3/09

Highlights of First Quarter 2009

Priority #2

Build "Core" Fee Income

Performance Against Goals – Linked Quarter Basis

- Overall non-interest income was up $2.0 million (+16%)
- NewAlliance Investments continues to show revenue momentum: $2.3 million (+37%)
- Originating fixed rate mortgage loans for sale generated $2 million vs. $0.2 million

Highlights of First Quarter 2009

Priority #3

Aggressively Manage Credit Quality

Performance Against Goals

- Total delinquencies -- 1.33%
- NPL's -- 1.02%
- Net charge-offs -- 27 bp
- Stable loan loss provision; reserve of $50.6 million
- Reserve grows from 1.01% to 1.03% of loans

Highlights of First Quarter 2009

Priority #4

Maintain Flat Expenses

Performance Against Goals

- Total non-interest expense dropped $1.3 million from 4Q'08 and was $1.9 million lower than 1Q '08
- Salary and employee benefit expenses were down $1.5 million (-6.5%) from 4Q'08 and down $2.5 million (-10.4%) from 1Q'08
- Offset higher FDIC costs of $770,000 in first quarter

Highlights of First Quarter 2009

Priority #5

Seize Opportunities to Grow the Franchise

Performance Against Goals

- Leveraged consumers' "flight to safety" by increasing deposits by $405 million year over year
- Total Assets increased to $8.5 billion
- Capital remains strong
  - Tier 1 Capital of 11.02%
  - TCE of 10.10%
- Poised to do attractive M & A transactions

Highlights of First Quarter 2009

Priority #5 (continued)

Seize Opportunities to Grow the Franchise

Performance Against Goals

- Did not apply for the TARP since it would have:
  - Restricted share repurchases
  - Restricted dividend increases
  - Diluted current shares through grant of warrants
  - Reduced EPS and ROE

Last Twelve Months Stock Price Performance

April 30, 2009



Percent
40
20
0
-20
-40
-60
-80
-100
NAL
SNL Thrift
SNL Bank
05/01/08
05/15/08
05/29/08
06/12/08
06/26/08
07/10/08
07/24/08
08/07/08
08/21/08
09/04/08
09/18/08
10/02/08
10/16/08
10/30/08
11/13/08
11/27/08
12/11/08
12/25/08
01/08/09
01/22/09
02/05/09
02/19/09
03/05/09
03/19/09
04/02/09
04/16/09
04/30/09

- NAL outperformed:
  SNL Thrift by 41%
  SNL Bank by 52%

Balance Sheet and Credit Quality

Balance Sheet

Dollars in millions	March 31, 2009	December 31, 2008	March 31, 2008
Assets			
Cash	137.4	98.1	121.3
Investments	2,478.0	2,293.3	2,352.7
Loans held for sale	20.4	5.4	7.3
Loans, net	4,882.1	4,912.9	4,713.5
FHLB stock	120.8	120.8	116.3
BOLI	137.4	136.9	133.5
Goodwill & intangibles	568.9	571.0	579.1
Other	153.4	161.1	158.3
Total Assets	8,498.6	8,299.5	8,182.0
Liabilities			
Deposits	4,662.2	4,447.8	4,257.6
Borrowings	2,341.7	2,376.5	2,424.9
Other	100.5	94.0	84.7
Total Liabilities	7,104.4	6,918.3	6,767.2
Shareholders' equity	1,394.2	1,381.2	1,414.9
Total Liabilities & shareholders' equity	8,498.6	8,299.5	8,182.0

Credit Quality Trends – NAL vs. Peers

Delinquency Rates (30 day +)*



December 31, 2008
All National 4.98%
All CT 2.28%
NewAlliance 1.22%
All MA 1.74%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
03/31/02
12/31/02
09/30/03
06/30/04
03/31/05
12/31/05
09/30/06
06/30/07
03/31/08
12/31/08

*Total loans & leases

Residential Portfolio Snapshot

March 31, 2009

Total portfolio:	$2.5 billion
Percent of total loans:	51%

Total delinquencies	1.14%
Net credit losses	0.07%
Average FICO	750
Updated LTV	< 63%



6%
2%
2%
1%
89%
Owner-Single-Family
Owner-Condo
Owner-Multi-Family
Non-Owner-Occupied
Second-Home

Residential Portfolio Score Distribution

March 31, 2009



25%
20%
15%
10%
5%
0%
9%
8%
83%
< 600
600-619
620-639
640-659
660-679
680-699
700-719
720-739
740-759
760-779
780-799
> 800

	< 600	600-619	620-639	640-659	660-679	680-699	700-719	720-739	740-759	760-779	780-799	> 800
BAL %	3.77%	1.09%	1.46%	2.19%	3.03%	4.99%	8.01%	8.94%	12.13%	16.29%	20.62%	17.50%
DEL	20%	6%	3%	1%	0.39%	1%	0.02%	0.25%	1%	0.23%	0.14%	0.14%

Residential Mortgage FICO/LTV/Volume Matrix

March 31, 2009


9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
1.61%
a. <50%
c. 60%-69%
e. 80%-89%
g. 95%+
LTV
800 Plus
780-799
760-779
740-759
720-739
700-719
680-699
660-679
640-659
620-639
600-619
575-599
550-574
500-549
000-500
FICO

- Majority of loans have both high FICO scores and low LTVs
- Only 1.61% of Mortgages are designated high risk ($40 million)

Home Equity Portfolio Snapshot

March 31, 2009

Total portfolio:	$720 million
Percent of total loans:	15%

Total delinquencies	0.41%
Net credit losses	0.02%
Updated CLTV	65%
Line utilization	45%


44%
56%
HELOAN
HELOC

Total CRE Portfolio Snapshot

March 31, 2009

Total portfolio:	$1.2 billion
Percent of total loans:	25%



7%
4%
89%
Permanent CRE
Construction to Permanent
Residential Development

Permanent CRE Portfolio Snapshot
March 31, 2009

Balanced distribution of risk

- Total delinquencies 1.28%
- Non-performing loans 1.01%
- Net credit losses 0.19%



12%
8%
22%
12%
15%
16%
15%
Retail
Office
Industrial/Warehouse
Mixed Use
Apartments
Medical
All Others

Residential Development Portfolio Snapshot

March 31, 2009

Total portfolio:	$45.3 million
Percent of total loans:	0.92%

- Total condo portfolio — $17.2 million
- Total NPLs for condo portfolio — $6.2 million



11%
32%
25%
16%
13%
3%
Residential (individual homes)
Subdivision
All Others
Condo (age-restricted)
Condo (non-age restricted)
Land

C&I Portfolio Snapshot

March 31, 2009

Total portfolio:	$442 Million
Percent of total loans:	9%

- Total delinquencies 2.74%
- Net credit losses 0.53%


5%
2%
4%
<1%
33%
56%
C&I Term non-SBA
SBA
CML Leases
SBA Certificates
Cash Reserve Loans
Revolving non-SBA

C&I Portfolio Snapshot

March 31, 2009



CML By NAICS Code
% of Total Exposure
Total Exposure
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
$120,000,000
$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$-
Manufacturing
Construction
Real Estate, Rental & Leasing
Wholesale Trade
Other Services
Condominium Associations
Health Care & Social Assistance
Retail Trade
Professional, Scientific & Technical Srvcs
Transportation & Warehouse
Administrative,Support&Waste Mgmt
Finance & Insurance
Educational Services
Arts, Entertainment & Recreation
Accommodation & Food Services
Unassigned
Information
Agriculture,Forestry,Fishing&Hunting
Public Administration
Management of Companies&Services
Utilities
Mining

Quarterly Net Charge-offs by Category

March 31, 2009

Dollars in thousands	Portfolio size	Net Charge-offs	%
Residential Mortgages	2,532,700	465	.07
Consumer Loans	740,308	28	.02
C&I	441,811	598	.54
Commercial Real Estate (Permanent)	1,082,437	503	.19
Commercial Construction	90,187	0	.00
Residential Development	45,305	1,781	15.73
Total	4,932,748	3,375	.27

Investment Portfolio
March 31, 2009

Total Fixed Income Portfolio:	$2.5 billion
Trust Preferred	
Book:	$47.70 mm
Market:	$25.18 mm
Private MBS	
Book:	$30.69 mm
Market:	$23.83 mm



91.71%
6.79%
0.30%
0.43%
0.31%
0.18%
0.28%
Treasury/Agency
AAA
AA
A
Less than A
Split Ratings
Not Rated

Outlook for 2009

Key 2009 Business Priorities

Priorities:

1. Strengthen the margin
2. Build "core" fee income momentum
3. Maintain flat expenses
4. Aggressively manage credit quality
5. Seize opportunities to grow the franchise

Organizational Strengths

- Management depth
- Strong sales culture
- Risk management; Strong asset quality
- Regulatory compliance
- Disciplined acquirer and integrator
- Capital management

NewAlliance Bancshares